SCHEDULE 13 D/A
TYPE:  SC 13D/A
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              May 22, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                         0
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER                   0
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                0
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER        1978412
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  1978412
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     20.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                       453
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER                453
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER          1745601
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                    1746054
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.6%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================




ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION


On May 14, 2003 Ron Olin sent a letter to clients of Deep Discount Advisors, Inc. and Ron Olin Investment Management Co. emphasizing the importance of having their shares represented by voting either the green proxy or the white proxy in the upcoming annual meeting of the SMALLCap Fund, Inc. to be held on June 19, 2003. Consistent with his previous letters to all shareholders of the SMALLCap Fund, Ron Olin recommended in favor of former U.S. Attorney General Edwin Meese and Thomas Lenagh, the Director candidates on the green proxy.

In a press release dated May 15, 2003 the Board of the SMALLCap Fund, Inc. (the
Fund) indicated it had formed a committee to attempt to communicate with Ron Olin as soon as possible to understand his desires and concerns regarding immediate actions that he felt could be taken by the Fund to realize net asset value (NAV) for shareholders. In a response letter dated May 16, 2003 Mr. Olin agreed to meet with the Board's Special Committee and work with them and the rest of the Board in the interests of all shareholders, subject only to two reasonable ground rules: (1) that he ultimately be permitted to present his NAV proposal to the full Board and receive an "up or down" vote, and (2) that he be permitted prior review of public statements and characterizations by the Fund relating to discussions with him.

In a letter dated May 21, 2003 the Fund responded to Mr. Olin's letter of May 16, 2003 suggesting specifics with regard to the terms and conditions under which the Board would be willing to meet with Mr. Olin. The Fund's response contained the draft of a potential, joint press release which would announce agreements related to such meetings with Mr. Olin. In a letter dated May 22, 2003 Mr. Olin responded to the Fund's latest letter with suggested dates and places for such meetings as well as a minor redrafting of the joint press release to clarify the specific ground rules for such meetings. A copy of Mr. Olin's latest letter to the Fund and the draft press release is included as "Exhibit A".


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,724,466 shares of Common Stock, which constitute approximately 37.6% of the outstanding shares of Common Stock.


      (b) Power to vote and to dispose of the securities resides with the Advisors and their clients.


      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:




 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------

4/07/03                       6500                        7.99
4/11/03                       5100                        7.70
4/11/03                        600                        7.69
4/11/03                       6500                        7.70
4/15/03                       1200                        7.81
4/16/03                       1000                        7.81
4/23/03                       7100                        7.96
4/24/03                       6900                        7.9472
4/25/03                       3100                        7.91
4/28/03                      12700                        8.0282
4/28/03                       5300                        8.13
4/28/03                       2600                        8.14
4/30/03                        300                        8.1033
5/01/03                        932                        8.12
5/02/03                       3700                        8.25
5/05/03                       1000                        8.267
5/06/03                       2800                        8.3821
5/07/03                       5800                        8.4283
5/09/03                       3700                        8.44
5/09/03                       3000                        8.45
5/12/03                       5000                        8.45
5/12/03                       2600                        8.44
5/13/03                       1000                        8.45
5/15/03                       2500                        8.50


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A, Attached Letter to Board of Directors
                             And Draft Press Release

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2003                        Deep Discount Advisors, Inc.


                                            By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President


EXHIBIT A


Deep Discount Advisors, Inc.
1 West Pack Square, Suite 777
Asheville, NC  28803
Ph: 828-274-1863

May 22, 2003

The Board of Directors
The SMALLCap Fund, Inc.
One South Street
Baltimore, Maryland  21202

Re:  Special Committee Meeting to discuss NAV proposals

Dear Sirs and Madam:

I am in receipt of the Fund's letter dated May 21, 2003 which is in response to my letter of May 16, 2003 concerning the conditions under which the Board would be willing to meet with me and discuss proving Net Asset Value (NAV) to shareholders of the SMALLCap Fund. I have reviewed the Fund's draft press release and believe we are in substantial agreement and require only a few clarifications concerning dates and ground rules in order to finalize arrangements.

Meeting Dates and Location: I have already made arrangements to be in New York City from May 24th through June 3rd and will be on vacation the following week, so the timeframes suggested by the Fund will work. I suggest May 26-28 for the initial Special Committee meetings and June 3rd for the in-person Board meeting. I will not be in Asheville during any of this period.

Avoiding Litigation: I am willing to accept the Fund's assurances at face value that no discussions with the Special Committee or the Board during the course of the meetings will be used as the basis for legal action against me.
Furthermore, I have no intention of suing the Fund to try to force any specific action on behalf of shareholders. Therefore, no indemnification agreement will need to be negotiated.

Board Consideration of my NAV Proposal: As expressed in my earlier letters, I believe there is one simple solution that best meets the diverse needs of all shareholders regarding the delivery of NAV. My NAV proposal can be passed by a simple Board action and does not require shareholder approval. Another closed-end fund, also a Maryland corporation, has used this approach in the past to quickly deliver NAV to 77% of its shareholders, without requiring the time and expense of any special shareholder meeting. In my April 30 letter to the Board, I asked the Board to consider and vote on my specific proposal, but the current
 Board majority refused to consider it in their May 9 meeting. I would be happy to discuss it and argue its merits with the Special Committee. I would also be happy to listen to other proposals and consider their relative merits as well. However, as an expression of "good faith" on the part of the Board, I will require that I be permitted to discuss and present my proposal to the full Board and receive a recorded "up or down" vote of the Directors. This is only fair, and I will require assurances to that effect in the joint press release.



I have redrafted the initial joint press release suggested by the Fund so as to incorporate the above refinements. A copy is attached. I am anxious to finalize the arrangements and begin working with the Board for the joint benefit of all shareholders. Please get back with me as soon as possible.

						Sincerely,



						Ronald G. Olin
						President, Deep Discount Advisors


Draft Press Release, May 22, 2003:

SMALLCAP FUND, INC. AND RONALD OLIN AGREE TO MEET

The SMALLCap Fund, Inc.'s (NYSE: MGC) Board of Directors and Ronald Olin, representing stockholders owning 37% of the Fund's shares, announced that a special committee comprised of Mr. Wood, Mr. Strauss, and Mr. Wilcox will meet with Mr. Olin in New York City on May 26-28. The Board is seeking a better understanding of the desires and concerns expressed by Mr. Olin in several letters from him to the Board. In connection with this meeting, the Board and Mr. Olin have agreed to the following:

    - The special committee will report to the Board on its meeting with Mr. Olin.

    - The Board will convene an in-person meeting in New York on June 3 to continue its evaluation of various strategies to provide stockholders with an opportunity to realize net asset value (NAV) for some or all of their investment in light of information gathered from the special committee's meetings with Mr. Olin.

    - The Board will invite Mr. Olin to discuss and present his NAV proposal to the Board at the in-person Board meeting and will allow, in his presence, an "up or down" recorded vote of the Directors regarding his proposal.

    - The Board and Mr. Olin plan to issue a joint press release no later than June 4 announcing the results of the special committee meetings and the actions taken at the in-person Board meeting. Any disagreement regarding the statements in this press release will be resolved by a majority vote of the Fund's special committee.

The Board and Mr. Olin have also agreed that neither party will issue any press releases, solicitation material, or letters to stockholders which reference the meetings until after the joint press release which follows the in-person Board meeting. Furthermore, both parties agree not to use any of the information disclosed and discussed in the course of the meetings as the basis for legal action against the other.

The Fund is a closed-end fund. Its shares trade on The New York Stock Exchange under the symbol 'MGC'. Currently, there are 9,852,294 shares outstanding. Stockholders can obtain more information on the Fund by calling the service center at 866-810-3734.